

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

March 29, 2010

Mr. James O. McKenna
Chief Financial Officer
Forward Industries, Inc.
1801 Green Rd., Suite E
Pompano Beach, FL 33064

>   **RE: Form 10-K for the year ended September 30, 2009**
>   **Form 10-Q for the period ended December 31, 2009**
>   **File No. 0-6669**

Dear Mr. McKenna:

We have reviewed your response letter dated March 18, 2010 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2009

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 15 – Exhibits and Financial Statement Schedules, page 25

Consolidated Statements of Cash Flows, page 31

2. We note your response to comment four from our letter dated March 8, 2010. Please confirm in your supplemental response that the effect of exchange rate changes was not material to the years ended September 30, 2009 and 2008 and the quarterly period ended December 31, 2009.

Exhibit 31 – Certifications

3. We have reviewed your response to comment nine from our letter dated March 8, 2010. The proposed disclosure in your certifications omits the internal control over financial reporting language from the introductory portion of paragraph 4. Paragraph 4 should state "The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:". Please revise accordingly. In addition, please ensure that you refer to the annual or quarterly report in paragraph 1, as appropriate.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

Sincerely,

Rufus Decker
Accounting Branch Chief